JACKSON L. MORRIS

Attorney at Law

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July 18, 2017

Board of Directors Rivex Technology Corp. Rua da Moeda 19

Evora, Portugal 7000-513

Re:

Opinion with respect to “Shell Company” status – Rules 144, 405 and 12b-2 Rivex Technology Corp.

Registration Statement on Form S-1 Commission File No. 333- 218713 Amendment No. 1 to be filed

Ladies and Gentlemen:

You have engaged my services to provide an opinion regarding the status of Rivex Technology Corp. as a “shell company”, as that term is defined in Rules 144 and 405 under the Securities Act of 1933 (“Securities Act”) and Rule 12b-2 Securities Exchange Act of 1934 (“Exchange Act”); that is, whether Rivex is now or has been at any time previously a “shell company”. I understand that you intend to submit this opinion letter to the staff of the U.S. Securities and Exchange Commission as either public or private correspondence in connection with filing of Amendment No. 1 to Rivex’ registration statement on Form S-1, identified above, (“Registration Statement”).

Rivex received a letter from the staff of the Commission dated July 10, 2017 in which the staff provided comments on the Registration Statement. Under the caption “General”, the staff stated:

1. It appears that you are a shell company as defined in Securities Act Rule 405, because your only asset consists of cash and deposits, and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

This letter is intended to be responsive to the last sentence of the staff’s comment, quoted above. First, let me observe that companies which are not “subject to” the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are not

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Board of Directors

 Rivex Technology Corp.

July 18, 2017

eligible to utilize registration on Form S-8.  Without 300 or more stockholders of record, a number which seems unlikely in the near future, Rivex will be subject to the reporting requirements under Section 15(d) only through the end of its fiscal year in which the Registration Statement, including any post effective amendments, is declared effective. Furthermore, even without a limited time frame in which Rivex may utilize registration on Form S-8, risk to stockholders and to potential investors seems remote or abstract as a result of Rivex’ exclusion from access to the S-8 registration form.  Second, stockholders who purchase Rivex stock pursuant to the registration statement or from such stockholders in the public market will not receive “restricted stock” and will not be subject to Rule 144, without regard to whether Rivex is or has been previously a “shell company”. Therefore, the risk suggested by the staff in this regard would only apply in the event Rivex were in the future to attempt to raise capital by sale of shares otherwise than pursuant to an effective registration statement. Therefore, this risk seems remote, abstract and highly technical. Neither risks, accordingly seem worthy of disclosure and by increasing the number of risk factors, such disclosure would serve to detract from real risks that may apply to Rivex specifically or in general.

For purposes of this opinion, I have examined (i) the Registration Statement, (ii) the current draft of an Amendment No. 1 to the Registration Statement (iii) Exhibit 10.1 to Amendment No. 1, and (iv) the development server for Rivex’ video game under development at https://yadi.sk/i/EKyMA_nM3KxvP9.

Rivex’ plan of business at inception and to date is set forth in the Registration Statement and the draft of Amendment No. 1. To the extent the Registration Statement is and Amendment No. 1 will be, concurrent with delivery of this opinion letter to the staff, part of the public record and publicly available, I refer to them without attaching copies.

APPLICABLE STATUTORY AND REGULATORY PROVISIONS

The Commission promulgated amendments to Rule 405 under the Securities Act and Rule 12b-2 under the Exchange Act by Release No. 33-8587; 34-52038 (July 15, 2005), containing the first (and current) definition of “shell company”:

The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§229.1101(b) of this chapter), that has:

(1)

No or nominal operations; and

(2)

Either:

(i)

No or nominal assets;

(ii)

Assets consisting solely of cash and cash equivalents; or

(iii)

Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Board of Directors

 Rivex Technology Corp.

July 18, 2017

A note to the definition of “shell company” contained in both Rule 405 and Rule 12b-2 states:

For purposes of this definition, the determination of a registrant's assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant's balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination.”

Commission Release No. 33-8587, in discussion of the implications of adding the definition of “shell company” to Rule 405 in connection with a change in the instructions for use of Form S-8, states “shell companies do not operate businesses and, hence, rarely have employees”.  The release also states:  “Further, we believe that the definition reflects the traditional understanding of the term ‘shell company’ in the area of corporate finance.” The surrounding discussion suggests that this “traditional understanding” is of a company maintained in form only, without any business operations, and whose existence is maintained for the purpose of engaging in a “reverse merger” or a “back door registration” with a privately owned and operating business. Reference to “reverse merger”, as traditionally understood in the area of corporate finance, and “back door registration” suggest (indeed, of necessity require) that the shell company enjoy a public market for its common stock.

Rule 419(a)(2) under the Securities Act defines “blank check company”. SEC News Digest, Issue 91-75, Proposing Release No. 33-6891, 34-29096 (April 18, 1991) not found. [Definition omitted, promulgating release not found – 57 FR 18043]. The Commission’s comments in several releases suggest some equivalency or overlap of “shell companies” and “blank check companies”. Footnote 32 in Release No. 33-8587 expresses the Commission’s awareness of attempts to evade the definition “blank check company” by placing assets or operations in a registrant, followed by a business combination and removal of the assets or operation from the registrant by a return to the promoter or affiliate of the promoter. The Commission suggests that the same or similar scheme may be used to evade the definition of “shell company”.

The report form for reports on Form 10-Q and 10-K each requires issuers to self-identify as a shell company or not a shell company on the facing sheet of each such report.

Form 8-K also contains at Section 5.06 a requirement to report a change in shell company status - specifically when a company completes a transaction in which it ceases to be a shell company.

The Commission later adopted the same definition of “shell company” in Rule 144(i)(1)(i). Release No. 33-8869 (December 6, 2007). Rule 144(i) prohibits a stockholder from relying on the Rule, however, if the issuer is a “shell company” or, unless the issuer satisfies paragraph (i)(2) of the Rule, has “been at any time previously” a shell company.  Release No. 33-8869 (effective February 15, 2008)

Board of Directors

 Rivex Technology Corp.

July 18, 2017

contains certain clarification regarding the intent and application of the definition of “shell company” in footnote 172.

Rule 144(i)(1)(i) is not intended to capture a ‘‘startup company,’’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘‘no or nominal operations.’’

In the Commission’s brief in SEC v. Sierra, et al. (Sixth Circuit Court of Appeals, No. 10- 3546 (2010)), the Commission stated: “A shell company (a company with no assets or business), which purports to have shares that may be traded publicly, engages in a merger, acquiring a private company that seeks to become a publicly-held company without registration.” In this case, the “shell company” at issue had an existing public market for its common stock and its stockholders sold shares into the public market immediately following a merger with a privately held company.  In further clarification, the Commission states in footnote 3: “In a ‘reverse merger’ a private company is acquired by a publicly-held, or purportedly publicly-held, shell company. The shell company has minimal assets and no operations, but has publicly-trading shares.”

The Commission has specifically declined to quantify “nominal”, as used in the definition of shell company. The definition most fitting, in my view, to the Commission’s usage of the word “nominal” provided by Webster’s Online Dictionary is “2.  Insignificantly small, a matter of form only, . . . .” The discussion provided in Release No. 33-8587, suggests the intended meaning of “nominal assets” and of “nominal operations” are assets and activities limited to the maintenance of the corporate existence, as distinct from conducting business activities.

I wish to note that in my analysis of whether or not a company has been a shell company, I track the corporate entity that currently has and has had the public market for its securities. Based on the clarifications provided in the Securities Act releases and appellate brief identified above, I conclude that an issuer who is pursuing or is engaged in or intends to engage in specific, actual business operations, regardless of the minimal or “nominal” nature of its assets and operations, is not intended to be classified as a “shell company” by the Commission. And, even though a “startup company” can be distinguished from a “development stage company”, I suggest that in same manner a startup company is pursuing a specific business during its formative stage is not deemed to be a shell company (all startup companies could otherwise be classified as shell companies), a development stage company for accounting purposes at remove from its formative stage should be able to avail itself of the same exception to the extent it is actively in pursuit of an actual business. Furthermore, I would argue that a privately owned issuer, i.e., a company which does not have a public market for its securities at the time of a “reverse merger” or other reorganization with another privately owned company is not intended to be classified as a “shell company” by the Commission, as such categorization is for protection of public investors.

Board of Directors

 Rivex Technology Corp.

July 18, 2017

With the permission of the reader, I have assumed that all the Commission’s pronouncements with respect to a “shell company”, in whatever context they are presented (explanatory note, promulgating release, litigation, etc.), apply to the Commission’s definition of “shell company” everywhere identically defined in regulation. For example, the explanatory note to the definition in Rule 12b-2 does not appear in Rule 144(i).

OPINION AND LIMITATIONS

Based upon my examination in particular of Amendment No. 1, Exhibit 10.1 thereto and Rivex’ development server, it is my opinion that Rivex is not now a “shell company’”, as defined by and within the meaning of Rules 144(i)(1), 405 and 12b-2.  Furthermore, even without the new business developments disclosed in Amendment No. 1, it is my opinion that Rivex has never previously been a “shell company” because it is a start-up company founded for the purpose of pursuing a specific business purpose not including the acquisition of unidentified businesses by a business combination or reverse merger. Quoting from the Registration Statement at page 4, Prospectus Summary – Our Company: “Rivex Technology Corp. was incorporated on September 9, 2014, under the laws of the State of Nevada, to engage in the development and sale of mobile games for the Apple and Android platforms. We are a start-up company that has not realized any revenues to date . . . .” With respect to my opinion in each time frame – inception to March 31, 2017 and subsequent to March 31, 2017 to June 30, 2017 – I have considered Rivex’ balance sheets and statements of operation which, without the disclosure of its original and continuing intents, business purposes and business activities, would satisfy the definition of “shell company”. The founder of Rivex has not placed assets or operations in Rivex in an attempt to evade the definition of “shell company”.  Rivex has provided a straightforward description of and its intent to operate a business at founding, which continues to be its business purpose at present. By submission of this opinion letter to the staff, Rivex and its management are implicitly and explicitly represent that Rivex has no original or present intent to seek a business combination or reverse merger.

RELIANCE

Rivex and the staff of the Commission may rely on this opinion; and, no other persons may rely on this opinion. This opinion may not be duplicated, printed, quoted from, referenced or otherwise identified, except as may be suggested by the staff. You and persons authorized to rely hereon are authorized to provide a copy of this opinion to auditors, counsel, appropriate regulatory and governmental authorities, and to satisfy any and all court process and orders

Very truly yours,

/s/Jackson L. Morris

Jackson L. Morris